UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

——————————

FORM 6-K

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group 3Q2025 Earnings Release Conference and Blackout Period

Shinhan Financial Group will be holding its 3Q2025 Earnings Release Conference on Tuesday, October 28, 2025. The conference will be aired through live streaming on the internet – both PC and mobile. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Please note that from October 14, 2025 to October 28, 2025 is Blackout Period.

Details of the Earnings Release Conference are as follows :

- Agenda : 3Q2025 Earnings Release and Q&A

- Date : October 28, 2025 (Tuesday)

- Time : 14:00 (Seoul Time)

- Format : Live streaming on the internet

- Language : Korean and English

(Simultaneous translations will be available for English-speaking participants)

- To participate in the Conference Call :

Log into Zoom → Join a Meeting → Enter Meeting ID (883 4185 9640) → Enter Password (251028) →

Enter your affiliation and name → Join → Click EN button at the bottom of the screen →

Click ‘Raise hand’ to request a question

Our 3Q2025 Earnings Release presentation material will be available at our website, www.shinhangroup.com and Youtube channel, https://bit.ly/SFG3Q2025BusinessResults_Youtube, at the time of the web-cast and Q&A session.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 14, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer